October 13, 2006

Mail Stop 3561

<u>Via Fax & U.S. Mail</u>

Mr. Gary F. Gimmons
President and Chief Executive Officer
M Power Entertainment, Inc.
2602 Yorktown Place
Houston, Texas 77024

RE: M Power Entertainment, Inc., (the "Company")
Form 8-K filed on October 11, 2006
File No. 0-22057

Dear Mr. Gimmons:

We have reviewed the above referenced filing and have the following comments. We welcome any questions you may have about our comments. Feel free to contact us at the numbers listed at the end of this letter.

<u>Exhibit 16:</u>

Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

<u>Other</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

> In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response and Form 8-K via Edgar in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

You may contact Effie Simpson at (202) 551-3346 or Bob Benton, at (202) 942-1811 if you have any questions.

Sincerely,

E. L. Simpson

Effie Simpson
Staff Accountant